

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2019

Carl Grant
Chief Executive Officer
DNA Dynamics, Inc.
2885 Sanford Ave SW #41437
Grandville, MI 49418

      Re: DNA Dynamics, Inc.
          Form 1-A filed April 30, 2019
          File No. 024-10991

Dear Mr. Grant:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A Filed April 30, 2019

Cover Page

1.   It appears you intend to conduct a continuous offering. However, your disclosure that the offering will commence "as of the date on which the Offering Statement of which this Offering Circular is approved by the Attorney General of the state of New York" does not appear to be consistent with Securities Act Rule 251(d)(3)(i)(F), which requires that a continuous offering pursuant to such rule must be commenced within two calendar days after the qualification date. Please advise. If you intend to commence the offering within two calendar days after the qualification date, please revise to make this clear.

2.   We note that you have disclosed a price range, and have disclosed that the offering price will be determined at the time of qualification. Please tell us whether you intend to determine and disclose the offering price prior to qualification. In that regard, we note that you have indicated in Part I that you do not intend to price this offering after qualification pursuant to Rule 253(b).

3.   Please adjust your price range so that it falls within the $20 million maximum offering amount for Tier 1 offerings. We note that the high end of your price range suggests maximum offering proceeds of $3 billion.

4.   We note your reference on your cover page to funds held in escrow. Please revise to clarify whether your funds will be held in escrow.

5.   We note your disclosure that in order to subscribe to purchase the shares, a prospective investor must complete a subscription agreement. Please file the form of such agreement as an exhibit.

Risks Related to the Securities Markets and Ownership of our Equity Securities, page 13

6.   We note your risk factor on page 13 that your yearly financials are independently audited. Please remove this risk factor as the financial statements in this Offering are unaudited. Please remove any other references to auditors within this document.

Principal Stockholders, page 25

7.   Please update your beneficial ownership table on page 25. In that regard, we note that the information in the table is provided as of November 14, 2018.

Balance Sheet, page F-1

8.   We note from your balance sheet parenthetical disclosures that as of December 31, 2018 you are authorized to issue 40 billion common shares. However, we also note from your disclosure in Note 8 to the financial statements, your Risk Factor disclosures on page 5, and your Description of Capital on page 26, that you are only authorized to issue up to 10 billion shares of common stock. We also note that Exhibit 2.18 which appears to be the most recent articles of amendment, indicates that you are authorized to issue 6 billion shares of common stock. Please advise and revise your disclosures to be consistent in the appropriate amount of shares authorized to be issued. Additionally, it appears that the par value per share parenthetically disclosed on the balance sheet as $.00001 varies from your disclosure elsewhere of $.0001 par value. Please ensure the disclosures are consistent.

General

9.   We note that in Item 3 of Part I you check the box indicating that you are providing "bad actor" disclosure pursuant to Rule 262(d). Please tell us where this disclosure is found in the filing.

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at 202-551-3777 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure